Exhibit 99.1

NewsRelease

Bruce Power Unit 2 Authorized to Begin Producing Power

Calgary, Alberta – March 16, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it is pleased Bruce Power has received authorization from the Canadian Nuclear Safety Commission to power up the Unit 2 reactor, effectively ending the construction and commissioning phases of the project.

“This positive development represents the final major step necessary toward bringing the reactor into service,” said Russ Girling, TransCanada’s president and chief executive officer.  “When we committed to additional investments in Bruce A, we said the re-start project was an attractive, long-term growth opportunity for TransCanada.  With this milestone being reached, we move further toward realizing the sustainable earnings we expect Bruce Power to generate.”

Bruce Power will now complete final safety checks for the Unit 2 reactor as preparations begin to synchronize the unit to Ontario’s electricity grid.  The company anticipates the unit will start commercial operations in the second quarter of this year.  Refurbishment of the Unit 1 reactor at Bruce Power is progressing as well and it is expected to begin operations in the third quarter of 2012.

TransCanada’s share of the net capital cost of the refurbishment is expected to be $2.4 billion.  Once the work is complete, Bruce Power will be the world’s largest nuclear facility, generating more than 6,200 megawatts (MW) or about 25 per cent of Ontario’s power.

Bringing Bruce Power Unit 2 into service further complements TransCanada’s significant and growing energy investments in Ontario.  The company currently owns and operates the 683 MW Halton Hills Generating Station, has a 50 per cent interest in the 550 MW Portlands Energy Centre (PEC) on the Toronto waterfront and we recently announced a $470 million agreement to purchase nine Ontario solar power generation projects.  The Bruce re-start project, Halton Hills, PEC and the solar projects represent an investment in Ontario energy infrastructure of approximately $4 billion to produce low emission and emissions-free power.

Bruce Power consists of two generating stations (Bruce A & B) with each station housing four nuclear reactors.  Six of those reactors are currently operational, producing more than 4,700 MW of power.  TransCanada owns 49 per cent of Bruce A and 32 per cent of Bruce B.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522